AerCap Ireland Capital Limited

Aercap Global Aviation Trust
4450 Atlantic Avenue

Westpark Business Campus

Shannon, Co. Clare, Ireland

+353-61-723-600

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

June 30, 2015

AerCap Ireland Capital Limited

Aercap Global Aviation Trust
Registration Statement on Form F-4
File No. 333-203579

Dear Sir or Madam:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AerCap Ireland Capital Limited (the “Irish Issuer”), AerCap Global Aviation Trust (the “U.S. Issuer” and, together with the Irish Issuer, the “Issuers”) and each of the affiliates of the Issuers listed on Annex A to this letter (the “Guarantors” and, together with the Issuers, the “Registrants”) hereby request that the effective date of the above referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective under the Securities Act by 9:00 a.m., New York City time, on July 2, 2015, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act.  In connection with the foregoing request, the Registrants further acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Craig F. Arcella, at (212) 474-1024 and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

AERCAP IRELAND CAPITAL LIMITED

By
/s/ Thomas Kelly
Name: Thomas Kelly
Title: Director

AERCAP GLOBAL AVIATION TRUST

By
/s/ Thomas Kelly
Name: Thomas Kelly
Title: Chief Executive Officer

AERCAP HOLDINGS N.V.

By
/s/ Keith Helming
Name: Keith Helming
Title: Authorised Signatory

AERCAP AVIATION SOLUTIONS B.V.

By
/s/ Keith Helming
Name: Keith Helming
Title: Director

AERCAP IRELAND LIMITED

By
/s/ Thomas Kelly
Name: Thomas Kelly
Title: Director

AERCAP U.S. GLOBAL AVIATION LLC
By
/s/ Thomas Kelly
Name: Thomas Kelly
Title: Director

INTERNATIONAL LEASE FINANCE CORPORATION

By
/s/ Sean Sullivan
Name: Sean Sullivan
Title: Chief Executive Officer

ANNEX A

Guarantors

AerCap Holdings N.V.
AerCap Aviation Solutions B.V.
AerCap Ireland Limited
AerCap U.S. Global Aviation LLC
International Lease Finance Corporation